FORM U-3A-2            ROANOKE GAS COMPANY
                                                            FILE NO. 69-331


                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

               Statement By Holding Company Claiming Exemption
               -----------------------------------------------
                Under Rule U-3A-2 From the Provisions of the
                --------------------------------------------
                 Public Utility Holding Company Act of 1935
                 ------------------------------------------



      Roanoke Gas Company ("Roanoke Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

      1. Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 48,099 residential, commercial and industrial customers located in the City of Roanoke and environs pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Roanoke Gas owns all of the issued and outstanding voting securities of Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane"), and d/b/a Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides all managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short term market and resells to certain end-users.

      Roanoke Gas also owns all of the issued and outstanding securities of Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, which is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,197 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield Gas, in turn, owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"). Commonwealth is a small Virginia public service corporation which provides natural gas service to approximately 910 residential, commercial and industrial customers located in and around

Bluefield, Virginia, under rates and charges prescribed by the Virginia Commission. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952.

      2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Ashland Exploration, Inc., Coastal Gas Marketing Company, Columbia Energy Services, Conoco, Inc., LG&E Natural Inc. and Vastar Gas Marketing, Inc.

      Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"). Historically, East Tennessee has delivered one-third of Roanoke Gas' natural gas supply.

      Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

      Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Commonwealth for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

      Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000 gallon storage tanks and one 18,000 gallon storage tank. Two 18,000 gallon storage tanks are located at its Rainelle, West Virginia facility and one 30,000 gallon tank is located at Ansted, WV.

      Highland Propane-Roanoke owns and operates six storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000 gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 30,000 gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000 gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000 gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of a 30,000 gallon tank. The sixth facility is located on the property of Meadesville Forging in Buchanan, Virginia and consists of a 30,000 gallon tank.

      3. The following information for the last calendar year with respect to Roanoke Gas, Bluefield Gas and Commonwealth is submitted:

            (a) Roanoke Gas distributed at retail 8,405,381 MCF of gas during the calendar year 1996. Bluefield Gas distributed at retail 906,212 MCF of gas during the calendar year 1996. Commonwealth distributed at retail 278,584 MCF of gas during the calendar year 1996.

            (b) Neither Roanoke Gas, Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

            (c) Roanoke Gas and Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 278,584 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia line.

            (d) Roanoke Gas purchased 8,721,613 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1996. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation and East Tennessee Natural Gas Company. Commonwealth purchased 278,584 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia state line. Bluefield Gas purchased 1,218,368 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 23,063 MCF of natural gas to its end-users for other marketers. Highland Gas Marketing purchased and resold 859,812 MCF of natural gas to certain end-users of Roanoke Gas Company. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 636,034 MCF of natural gas to its end-users for other marketers.

      4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

      A consolidating statement of income and surplus and a consolidating balance sheet of Roanoke Gas and its subsidiaries for the 1996 calendar year is attached as Exhibit A and Exhibit A(1).

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1997.
                                                ----

                                         ROANOKE GAS COMPANY




                                   By:   s/F. A. Farmer
                                         ----------------------------
                                               Its President
(SEAL)
ATTEST:


      s/Roger L. Baumgardner
      ---------------------------------
                  Secretary

Notices and correspondence regarding this statement should be addressed to:

                  Roger L. Baumgardner
                  Vice President-Secretary & Treasurer
                  Roanoke Gas Company
                  Post Office Box 13007
                  Roanoke, VA  24030

                                                                                                            Exhibit A
                                                  Roanoke Gas Company
                                          Consolidating Statement Of Earnings
                                         Twelve Months Ended December 31, 1996


                                    Roanoke     Bluefield     Highland      Highland
                                      Gas          Gas        Propane         Gas                    Consolidated
                                    Company      Company      Company       Marketing  Eliminations      Total
                                    -------      -------      -------       ---------  ------------      -----

OPERATING REVENUES:
  Gas utilities                   $56,974,628   $6,920,701                              ($283,886)   $63,611,443
  Propane operations                                         $6,578,095                                6,578,095
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total operating revenues           56,974,628    6,920,701    6,578,095             0    (283,886)    70,189,538

COST OF GAS:
  Gas utilities                    39,274,256    5,062,904                                            44,337,160
  Propane operations                                          3,720,662                                3,720,662
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total cost of gas                  39,274,256    5,062,904    3,720,662             0           0     48,057,822

OPERATING MARGIN                   17,700,372    1,857,797    2,857,433             0    (283,886)    22,131,716
                                  -----------   ----------   ----------     ---------  ----------    -----------

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                7,416,461      775,857                                (62,786)     8,129,532
    Maintenance                     1,585,269      219,004                                             1,804,273
    Taxes - general                 2,158,594      307,800                                             2,466,394
    Taxes - income                    795,568       87,015                                               882,583
    Depreciation and
      amortization                  2,170,489      191,038                                (17,609)     2,343,918
  Propane operations                                          2,700,341                  (205,658)     2,494,683
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total other operating expenses     14,126,381    1,580,714    2,700,341             0    (286,053)    18,121,383

OPERATING EARNINGS                  3,573,991      277,083      157,092             0       2,167      4,010,333

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                    10,519          274                                 (3,448)         7,345
    Merchandising and jobbing,
      net                             107,770        7,833                                               115,603
    Other deductions                 (112,212)      (7,551)                                             (119,763)
    Taxes - income                    (29,862)      (1,799)                                              (31,661)
  Propane operations, net                                        67,075        49,007       3,687        119,769
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total other income and
  deductions                          (23,785)      (1,243)      67,075        49,007         239         91,293

EARNINGS BEFORE INTEREST            3,550,206      275,840      224,167        49,007       2,406      4,101,626

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                  1,486,303       82,880                                             1,569,183
    Other interest                    381,600       52,726                                 (1,133)       433,193
  Propane operations                                              8,388                    (2,314)         6,074
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total interest charges              1,867,903      135,606        8,388             0      (3,447)     2,008,450

NET EARNINGS                      $ 1,682,303   $  140,234   $  215,779       $49,007    $  5,853    $ 2,093,176
                                  ===========   ==========   ==========     ========= ===========    ===========

                                                                                                         Exhibit A(1)

ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
                                    Roanoke     Bluefield     Highland      Highland
                                      Gas          Gas        Propane         Gas                    Consolidated
                                    Company      Company      Company       Marketing  Eliminations      Total
                                    -------      -------      -------       ---------  ------------      -----

ASSETS
------

UTILITY PLANT:
Utility Plant in Service          $57,587,011   $5,923,030                            ($1,636,290)    $61,873,751
Accumulated Depreciation           20,677,698    2,098,043                             (1,526,651)     21,249,090
                                  -----------   ----------   ----------     ---------  ----------     -----------
Utility Plant in Service, Net      36,909,313    3,824,987            0            0     (109,639)     40,624,661
Construction Work-In-Progress         959,026      184,546                                              1,143,572
                                  -----------   ----------   ----------     ---------  ----------     -----------
Utility Plant, Net                 37,868,339    4,009,533            0            0     (109,639)     41,768,233
                                  -----------   ----------   ----------     ---------  ----------     -----------

NONUTILITY PROPERTY:
Propane                                                       5,482,908                  (209,764)      5,273,144
Accumulated Depreciation                                      2,480,122                  (284,728)      2,195,394
                                  -----------   ----------   ----------     ---------  ----------     -----------
Nonutility Property, Net                    0            0    3,002,786            0       74,964       3,077,750
                                  -----------   ----------   ----------     ---------  ----------     -----------

CURRENT ASSETS:
Cash and Cash Equivalents             113,310      399,980     (324,229)                                  189,061
Accounts Receivable                11,215,474      947,229    1,234,075      151,145      279,493      13,827,416
Inventories                         5,360,988      903,057      239,345                                 6,503,390
Deferred Income Taxes                                                                     867,728         867,728
Purchased Gas Adjustments             233,191      545,205                                                778,396
Other                                 517,658       42,769       70,612                    13,144         644,183
                                  -----------   ----------   ----------     ---------  ----------     -----------
Total Current Assets               17,440,621    2,838,240    1,219,803      151,145    1,160,365      22,810,174
                                  -----------   ----------   ----------     ---------  ----------     -----------
OTHER ASSETS                        2,756,656       98,348                             (2,130,400)        724,604
                                  -----------   ----------   ----------     ---------  ----------     -----------

TOTAL                             $58,065,616   $6,946,121   $4,222,589     $151,145  ($1,004,710)    $68,380,761
                                  ===========   ==========   ==========     =========  ==========     ===========

ROANOKE GAS COMPANY AND SUBSIDIARIES                                                                     Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996

                                    Roanoke     Bluefield     Highland      Highland
                                      Gas          Gas        Propane         Gas                    Consolidated
                                    Company      Company      Company       Marketing  Eliminations      Total
                                    -------      -------      -------       ---------  ------------      -----

LIABILITIES
-----------
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                    $ 7,424,630   $   49,704   $  196,421                 ($246,125)   $ 7,424,630
  Capital in Excess of Par
    Value                           2,717,217      257,805      215,956                 1,570,092      4,761,070
  Retained Earnings                 7,533,768    1,785,197    1,947,723       116,808  (3,490,342)     7,893,154
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total Stockholders' Equity         17,675,615    2,092,706    2,360,100       116,808  (2,166,375)    20,078,854

Long-Term Debt (Less Current
  Maturities)                      18,900,973    1,300,000                                            20,200,973
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total Capitalization               36,576,588    3,392,706    2,360,100       116,808  (2,166,375)    40,279,827
                                  -----------   ----------   ----------     ---------  ----------    -----------

CURRENT LIABILITIES:
Current Maturities of Long-
  Term Debt                           632,587       50,000                                               682,587
Notes Payable                       7,714,000    2,310,000      490,000                               10,514,000
Dividends Payable                     386,746                                                            386,746
Accounts Payable                    6,782,272      653,829      984,171           128     279,493      8,699,893
Income Taxes Payable                  735,576      (77,494)     222,593        34,209                    914,884
Customers' Deposits                   402,598       61,752        8,341                                  472,691
Accrued Expenses                    2,600,475      263,107       32,386                                2,895,968
Refunds From Suppliers -
  Due Customers                        (6,970)      (7,474)                                14,444              0
Purchased Gas Adjustments                   0            0                                                     0
                                  -----------   ----------   ----------     ---------  ----------    -----------

Total Current Liabilities          19,247,284    3,253,720    1,737,491        34,337     293,937     24,566,769


DEFERRED CREDITS AND OTHER
  LIABILITIES:
Deferred Income Taxes               1,737,045      282,023      124,998                   867,728      3,011,794
Deferred Investment Tax
  Credits                             504,699       17,672                                               522,371
                                                                                                               0
                                  -----------   ----------   ----------     ---------  ----------    -----------
Total Deferred Credits and
  Other Liabilities                 2,241,744      299,695      124,998             0     867,728      3,534,165
                                  -----------   ----------   ----------     ---------  ----------    -----------

TOTAL                             $58,065,616   $6,946,121   $4,222,589      $151,145 ($1,004,710)   $68,380,761
                                  ===========   ==========   ==========     =========  ==========    ===========

                                                                  EXHIBIT B

                       ROANOKE GAS COMPANY
                     FINANCIAL DATA SCHEDULE
        Item No.        Caption Heading
        --------        ---------------
           1            Total Assets                 $68,380,761
           2            Total Operating Revenues      70,189,538
           3            Net Income                     2,093,176

                                                                  EXHIBIT C


NOT APPLICABLE